

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 13, 2006

Mr. Michael H. McIlvain
President, Director, and Chief Executive Officer
Golden Chief Resources, Inc.
896 N. Mill Street, Suite 203
Lewisville, TX 75057

> **Re: Golden Chief Resources, Inc.**
> **Form 10-KSB for the Fiscal Year Ended September 30, 2005**
> **Filed March 20, 2006**
> **File No. 000-12809**

Dear Mr. McIlvain:

We have reviewed your Form 10-KSB for the Fiscal Year Ended September 30, 2005 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please tell us when you intend to file your Form 10-QSB for the fiscal period ending December 31, 2005.

Form 10-KSB for the Fiscal Year Ended September 30, 2005

Report of Independent Registered Public Accounting Firm, page F-2

2.   Please have your auditor revise its opinion to include the city and state from
        which the opinion has been issued. Please refer to Regulation S-X, Article 2-
        02(a) for further guidance.

Financial Statements

3.   Tell us how you considered the provisions of SFAS 7 and the related disclosure
        requirements of a development stage company. As your operations have not
        earned revenue, it appears your financial statements should be labeled as
        "exploration stage" and should include the disclosures described in paragraphs 10
        through 12 of SFAS 7. Please restate your financial statements and footnotes to
        include the required disclosures or tell us why you believe your operations do not
        meet the conditions of paragraphs 8 and 9 of SFAS 7.

Statements of Operations, page F-5

4.   Please expand your footnote disclosures to address the nature of the $751,026 in
        other expenses for the year ended September 30, 2005.

Statement of Changes in Stockholders' Deficit, page F-6

5.   We note your common shares are issued at no par value from the line item
        description in the balance sheets presented on page F-4. If true, please explain
        why you have recorded a $4.7 million balance in common stock. We would
        expect $0 in common stock, due to no par value, with the balance reflected as
        additional paid in capital. Please explain how you have accounted for your stock
        issuances and revise your financial statements, if necessary.

Statements of Cash Flows, page F-7

6.   Please revise your statements of cash flows to begin with the correct net loss
        balance. It appears your statement for the year ended September 30, 2005 should
        have presented $1,090,883 as the net loss versus the $1,083,878. In addition, the
        total operating expenses on your statements of operations presented on page F-5
        also requires restatement as the balance excludes lease operating expenses.
        Please make the revisions to these statements, as appropriate.

Note 1 – Summary of Significant Accounting Policies, page F-8

7.   Please expand your footnotes to disclose your accounting policy for stock options outstanding. Please ensure your footnotes include all required disclosures. Refer to APB 25 or SFAS 123 and SFAS 123R for additional guidance.

Note 3 – Oil and Gas Properties, page F-9

8.   From your disclosure on page F-8 under the long-lived assets section of Note 1, we note you have not recorded any depreciation at September 30, 2005 because the oil and gas properties and pipeline have not been put into operation. Please expand Note 3 to disclose if you have accounted for these assets under the successful efforts method as prescribed by SFAS 19 or under the full cost method as described in Regulation S-X, Rule 4-10. Your revised policy disclosure should fully describe how these assets are accounted for as they are currently non-producing and should address the other disclosures as required by the particular accounting literature you have chosen to follow.

Note 4 – Stock Transactions, page F-10

9.   We note you issued 500,000 shares to your previous independent auditor during fiscal year 2004 to satisfy $16,440 owed to him. Please tell us why you believe this stock issuance did not violate the auditor independence rules of Article 2-01(b) and (c) of Regulation S-X. In your response, please identify the auditor receiving the stock, the period under which the auditor was engaged and the date of the stock issuance.

Note 7 – Related Party Transactions, page F-11

10.   Your disclosure describes several transactions in which stock was issued as consideration for the purchase of oil and gas related assets. Please tell us if the amounts recorded upon acquisition of such assets reflect the assets' fair value at the time of purchase. For example, in September 2005, you acquired a non-producing oil and gas property and accounted for the property using the carrying value of the previous owner. Confirm the $155,114 basis reflects the fair value of the property at the purchase date.

Exhibits 31.1 and 32.1

11.   We note you have included certifications required by Regulation S-B, Section 601(B)(31) and (32) signed by one officer. Please note Rule 13a-14(a) or Rule 15d-14(a) require such certifications be signed by both the principal executive officer and principal financial officer, or persons performing similar functions.

Please amend your filing to include the certifications signed by both required officers.

12.   In your amended certifications, please revise the enumeration in Exhibit 31.1 to be consistent with the presentation denoted in Regulation S-B, Section 601(B)(31).

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief